Exhibit (a)(1)(EE)
SCHEDULE O
A GUIDE TO ISSUES FOR NON-U.S. EMPLOYEES
ISRAEL
The following is a general summary of the material tax consequences of accepting the Exchange Offer for eligible employees subject to tax in Israel. This summary is based on the laws in effect in Israel as of August 15, 2009 and on the terms of the tax ruling received by Analog on August 19, 2009 from the Israeli Tax Authority confirming the tax consequences of the Exchange Offer (the “Tax Ruling”). This summary further assumes that you will consent to the terms of the Tax Ruling and, as a result, the Tax Ruling will apply to the exchange of your eligible options for new stock options. If you do not grant your consent to the Tax Ruling, the implications will be as described below. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of eligible employees. Please note that tax laws change frequently and occasionally on a retroactive basis. As a result, the information contained in this summary may be out of date at the time the new options are granted, you exercise the new options or you sell shares acquired at exercise of the new options.
If you are a citizen or resident of more than one country, or are considered a resident of more than one country for local law purposes, the information contained in this summary may not be applicable to you. You are strongly advised to seek appropriate professional advice as to how the tax or other laws in Israel apply to your specific situation and to review the Tax Ruling prior to deciding whether to participate in the Exchange Offer.
Should there be any discrepancy between the provisions of this summary and the Tax Ruling, the terms and conditions of the Tax Ruling shall prevail and obligate Analog and your employer.
Tax Information
Option-for-Option Exchange
You will not be subject to tax upon the exchange of eligible options for the new stock options.
Option-for-Cash Exchange
If your eligible stock options are exchangeable for a new stock option for fewer than 100 shares of Analog’s stock and, as provided under the terms of the Exchange Offer, you receive a cash payment instead of a new stock option, such cash payment will be regarded as consideration received for your eligible options and will be taxed according to the tax route which applies to your exchanged eligible options.
Grant of New Stock Options
You will not be subject to tax when the new stock options are granted to you.

Exercise Price of New Stock Options
The exercise price of the new stock options will be equal to the higher of: (1) the closing price of the Company’s shares on the New York Stock Exchange on the date of grant and (2) the average closing price of the Company’s shares on the New York Stock Exchange on the 30 trading days preceding the date of grant.
Exercise of New Stock Options/Sale of Shares
Your new stock options are subject to mandatory cashless sell-all exercise. Under a cashless sell-all exercise, all of the shares issuable upon exercise will be sold and the sales proceeds (net from the payment of the exercise price and taxes withheld) will be paid to you in cash.
When you exercise the new stock options and all of the shares issued upon exercise are immediately sold, you will be subject to tax on the difference between the exercise price and the sale price at which the shares issued under the options were sold.
All new stock options will be granted under the capital gains route in section 102 of the Israeli Income Tax Ordinance. However, according to the Tax Ruling, the ultimate tax due upon sale of the shares will also be linked to the tax route under which the original exchanged options were granted.
Where the old options were granted after 1 January 2003: (1) If the shares are sold before the lapse of two years from the date of grant of the new stock options (which is also the exchange date), you will pay tax at your marginal tax rate, including social security and health tax on your complete gain. (2) If the shares are sold after the lapse of two years from the date of grant of the new stock options (which is also the exchange date), you will pay tax as follows: (a) the part of your gain which is equal to the difference between the fair market value of the share on the date of grant of the options and the exercise price will be treated as work income and taxed at the your marginal income tax rate (including social security and health tax), and the remainder will be taxed at 25%. For these purposes, the fair market value of the share on the date of grant is the average closing price of the company’s shares over the 30 trading days preceding the grant of options.
Where the old options were granted prior to 1 January 2003: The tax will be similar to the above in relation to old options granted after 1 January 2003, however, the amount of tax payable as ordinary income tax shall not be less than the total benefit upon the date of sale of the shares when multiplied by the fraction, the numerator of which is the number of days from the grant date of the old options and until the grant date of the new options and the denominator of which is the number of days from the grant date of the old options until the date of sale of the shares underlying the new options, and it shall be classified as capital gains and subject to tax according to your marginal tax rate, provided it is not less than 42.5%.
Withholding and Reporting
Your employer or the trustee (as applicable) will: (1) withhold the tax due from the proceeds received upon sale of the shares according to the Tax Ruling, upon the exercise of options and sale of shares and transfer the tax withheld to the tax authorities; (2) report the tax withheld and the exercise of the new stock options/sale of shares.

You may also be required to file an annual report regarding your income according to the level of income and to personal circumstances. You should contact your personal tax advisor to determine whether or not you are required to file a report.

IMPORTANT NOTE: CONSENT TO THE TAX RULING
This summary assumes that you grant your consent to the terms of the Tax Ruling and that, as a result, the Tax Ruling will apply to your exchange of options. If you do not grant your consent to the Tax Ruling, the exchange of the options will be a taxable event and you will be treated as if you sold your eligible stock options in consideration for the economic value of the new stock options, as determined in accordance with the Black & Scholes formula (the “Exchange Consideration”), and no tax continuity shall apply. Your employer and/or the trustee will withhold tax from the Exchange Consideration in accordance with the provisions of section 102 of the Ordinance and the rules promulgated thereunder and/or in accordance with the terms of the Tax Ruling granted to your employer on August 19, 2009, as applicable. Furthermore, your name will be provided to the Israeli Tax Authority as an employee who did not consent to the terms of the Tax Ruling.